Diagnostic Imaging International Corp.

848 N. Rainbow Blvd. #2494

Las Vegas, Nevada 89107

September 25, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg

          Senior Assistant Chief Accountant

Re:

Diagnostic Imaging International Corp.
Form 10-KSB for the Year Ended December 31, 2007
File No. 333-136436

Dear Mr. Rosenberg:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2008, setting forth comments to the Form 10-KSB for the Year Ended December 31, 2007 (the “Form 10-K”), filed by Diagnostic Imaging International Corp. (the “Company”) on May 12, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-KSB Amendment No.2

Item 8A. Controls and Procedures

1.

We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our letter dated August 28, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response:  The Company has amended its disclosure to conclude that, as a result of its failure to provide its report on internal control over financial reporting, its disclosure controls and procedures were not effective.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (514) 825-7118.

Sincerely,
/s/ Richard Jagodnik
Richard Jagodnik Chief Executive Officer

cc: Andrew Hudders, Esq.